Exhibit 99.2

Annual and Special Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 14, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual and Special Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated April 1, 2020) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed: Michael R. Culbert	138,278,231	97.99%	2,838,675	2.01%
	William T. Donovan	133,209,455	94.40%	7,907,451	5.60%
	Brian J. Gibson	134,678,627	95.44%	6,438,279	4.56%
	Steven W. Krablin	136,294,758	96.58%	4,822,148	3.42%
	Susan M. MacKenzie	137,452,424	97.40%	3,664,482	2.60%
	Kevin O. Meyers	136,391,981	96.65%	4,724,925	3.35%
	David W. Williams	138,257,892	97.97%	2,859,014	2.03%
	Kevin A. Neveu	132,971,418	94.23%	8,145,488	5.77%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	152,281,715	98.58%	2,198,614	1.42%
3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	110,057,124	77.99%	31,059,780	22.01%
4.	Special resolution approving a share consolidation that authorizes the Board of Directors of the Corporation (the “Board”), at such time as the Board deems appropriate, but in any event not later than one year after the Annual Meeting, at a ratio to be determined by the Board but within the range of 1 post-consolidation share for every 5 to 40 old shares.	126,075,255	81.61%	28,405,071	18.39%